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                                EXHIBIT  19.1

     To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 1997 and 1996 are summarized below. Results for 1997 include the operations of the Company's H & L Tool division, which was acquired in December 1996.

     Results for the second quarter of this year were excellent. Net sales and lease revenues totaled $11,564,802 during the second quarter of 1997, which compares favorably with net sales and lease revenues of $6,162,712 recorded during the second quarter of 1996. On a year to date basis, 1997 revenues total $23,463,447 for the first six months, compared with $11,486,344 recorded in the first half of 1996. Year to year revenue comparisons for both the second quarter and the first six months are favorable for the majority of the Company's products, although, additional revenues from the Company's H & L Tool operation continue to account for the vast majority of the change in revenue from the corresponding year earlier period.

     Net income was up sharply, totaling $1,070,424 or $1.83 per share on 585,722 average shares outstanding during the second quarter of 1997. This compares favorably with the year earlier period when earnings amounted to $433,227 or $.74 per share on 585,748 average shares outstanding. For the first half of 1997, net income increased to $1,802,407 or $3.08 per share on 585,735 average shares outstanding, compared with the first half of 1996 when net income amounted to $783,856 or $1.34 per share on 585,748 average shares outstanding. Once again, the additional revenues associated with H & L Tool were the largest single factor contributing to the increase in second quarter income. Other positive factors affecting second quarter earnings include improvements in gross margins as manufacturing costs remained under tight control, a gain of approximately $.20 per share related to adjustments to certain cost of sales estimates and a gain of approximately $.15 per share from the sale of certain, idle assets.

     We continue to be pleased with the operating results at all facilities. Although results for the second quarter were substantially better than anticipated, in part due to a few relatively large orders that are not of a repetitive nature, overall, our markets are sluggish. Continuing efforts to solicit new fastener business from both new and existing customers were moderately successful during the second quarter, but a general decline in demand for automatic rivet setting machinery continues to dampen our optimism for the balance of the current year. Recent automobile production has been below year earlier levels, and we see no evidence of an increase in activity in the near term. Indeed, our third quarter historically is relatively weak as many of our major customers operate on reduced schedules related to vacation shutdowns. Aggressive marketing efforts and a sharp focus on controlling manufacturing costs will be necessary in order to participate in the somewhat more limited opportunities that will exist in the coming months. While we do not expect the second half of 1997 will be quite as successful as the first half, we are confident that the Company is well prepared to take advantage of any opportunities that lie ahead.

                               Respectfully yours,

            John A. Morrissey                       John C. Osterman
                Chairman                                President

July 23, 1997




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This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, the price and availability of the Company's primary raw materials and the ability of the Company to successfully integrate H & L Tool into its operations. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.








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

                         CHICAGO RIVET & MACHINE CO.
                Summary of Consolidated Results of Operations
                  For the Three and Six Months Ended June 30


                                  SECOND QUARTER               FIRST SIX MONTHS
                             ----------------------------  -----------------------------
                                 1997              1996       1997              1996
                             -------------   ------------  -------------   -------------
Net sales and lease revenue  $  11,564,802   $  6,162,712  $  23,463,447   $  11,486,344
Income before taxes              1,711,424        702,245      2,877,407       1,273,856
Income after taxes               1,070,424        433,227      1,802,407         783,856
Net income per share                  1.83            .74           3.08            1.34
Average shares outstanding         585,722        585,748        585,735         585,748
----------------------------------------------------------------------------------------
                                   (All figures subject to year end audit)












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